===============================================================================

                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2005 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: September 30, 2003                       +------------------+
                  ------------------------------------     | SEC FILE NUMBER  |
[ ] Transition Report on Form 10-K                         |                  |
[ ] Transition Report on Form 20-F                         |     0-18102      |
[ ] Transition Report on Form 11-K                         +------------------+
[ ] Transition Report on Form 10-Q                         +------------------+
[ ] Transition Report on Form N-SAR                        |   CUSIP NUMBER   |
                                                           |    577 140 106   |
                                                           +------------------+
For the Transition Period Ended:  N/A

                                 ----------------------

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type |
| Nothing in this form shall be construed to imply that the Commission has    |
| verified any information contained herein.                                  |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

Clean Harbors, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1501 Washington Street
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Address of Principal Executive Office (Street and Number)

Braintree, MA 02184-7535
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X)   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As disclosed in previous filings with the Securities and Exchange Commission, Clean Harbors, Inc. (the "Company") purchased on September 10, 2002 (but effective as of September 7, 2002), the assets of the Chemical Services Division of Safety-Kleen Corp. (the "CSD"). Generally accepted accounting principles provides for an allocation period within which pre-acquisition contingencies should be valued and included in the allocation of the purchase price based on fair value. The one-year allocation period fell within the quarter ended September 30, 2003. The Company experienced delays in finalizing the purchase accounting relating to these pre-acquisition contingencies.

     These delays have made it impracticable for the Company to file by November 14, 2003 its quarterly report on Form 10-Q for the third quarter of 2003. The Company anticipates filing such report on November 17, 2003.

                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Mark S. Burgess                      (781)           849-1800 ext. 4468
     ----------------------------    --------------    -------------------------
               (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Company's Press Release dated November 14, 2003 furnished as part of the Form 8-K filed with the Securities and Exchange Commission on November 14, 2003:

     Revenues for the three months ended September 30, 2003 increased by $67.7 million to $151.1 million from $83.4 million for the comparative period in 2002. The Company reported net income for the three months ended September 30, 2003 of $7.4 million compared to a loss of $33.4 million for the same period of the prior year. Net income for the three months ended September 30, 2003 contains a non-operating gain on the embedded derivative of $8.7 million. The loss for the same period of the prior year contains expenses relating to the acquisition of the CSD that total $30.1 million and consist of expenses due to the early extinguishment of debt of $24.7 million, other acquisition costs of $4.7 million and restructuring and impairment of $0.7 million.

     Revenues for the nine months ended September 30, 2003 increased by $268.6 million to $465.4 million from $196.8 million for the comparative period in 2002. The Company reported a net loss for the nine months ended September 30, 2003 of $6.6 million compared to a net loss of $33.1 million for the same period of the prior year. Net loss for the nine months ended September 30, 2003 was reduced by a non-operating gain on the embedded derivative of $9.2 million. The loss for the same period of the prior year contains expenses relating to the acquisition of the CSD that total $30.1 million and consist of expenses due to the early extinguishment of debt of $24.7 million, other acquisition costs of $4.7 million and restructuring and impairment of $0.7 million.

The Company does not expect to report any changes to previously released results when it files its Form 10-Q for the periods ended September 30, 2003.

                               Clean Harbors, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2003                By:     /s/ Mark S. Burgess
     ------------------------------        ------------------------------------
                                            Executive Vice President and Chief
                                            Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).